                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                  SCHEDULE 13G



                   Under the Securities Exchange Act of 1934

                              (Amendment No.  )*


                     NETWORK EQUIPMENT TECHNOLOGIES, INC.
                                (Name of Issuer)

                                 COMMON STOCK
                         (Title of Class of Securities)

                                   641208103
                                (CUSIP Number)

                               December 31, 1999
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X] Rule 13d-1(b)
     [_] Rule 13d-1(c)
     [_] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 5 pages

  CUSIP No. 641208103                    13G                   Page 2 of 5 Pages
            ---------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1.   I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS

      HEARTLAND ADVISORS, INC.
      #39-1078128
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2.                                                             (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.
      WISCONSIN, U.S.A.

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF            1,082,300

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.
                          None
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING             1,689,100

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      1,689,100
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10.
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11.

      7.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12.
      IA

------------------------------------------------------------------------------

CUSIP NUMBER 641208103                     13G                 Page 3 Of 5 Pages
             ---------

Item 1.

     (a) Name of Issuer:  Network Equipment Technologies, Inc.
         --------------

     (b) Address of Issuer's Principal Executive Offices:
         -----------------------------------------------
           6500 Pasco Padre Parkway
           Fremont, CA 94555

Item 2.

     (a) Name of Person Filing:  Heartland Advisors, Inc.
         ---------------------

     (b) Address of Principal Business Office:
         ------------------------------------

           Heartland Advisors, Inc.
           789 North Water Street
           Milwaukee, WI 53202

     (c) Citizenship:  Heartland Advisors is a Wisconsin corporation.
         -----------

     (d) Title of Class of Securities:  Common Stock
         ----------------------------

     (e) CUSIP Number:  641208103
         ------------

Item 3. If this statement is filed pursuant to (S)(S)240.13d-1(b) or
        ------------------------------------------------------------
        240.13d-2(b) or (c), check whether the person filing is a:
        ---------------------------------------------------------

     (a) ___ Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o).

     (b) ___  Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) ___ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) ___ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e)  X   An investment adviser in accordance with
         ---
              (S)240.13d-1(b)(1)(ii)(E);

     (f) ___  An employee benefit plan or endowment fund in accordance with
              (S)240.13d-1(b)(1)(ii)(F);

     (g) ___  A parent holding company or control person in accordance with
              (S)240.13d-1(b)(1)(ii)(G);

     (h) ___ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) ___ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j) ___  Group, in accordance with (S)240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.
        ---------

     (a)  Amount beneficially owned:
          -------------------------

          1,689,100 shares may be deemed beneficially owned within the meaning of Rule 13-3 of the Securities Exchange Act of 1934 by Heartland Advisors, Inc.

     (b)  Percent of Class:
          ----------------

          7.9%

     (c) For information on voting and dispositive power with respect to the above listed shares, see Items 5-8 of the Cover Page.

Item 5.  Ownership of Five Percent or Less of a Class.
         --------------------------------------------

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [_]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
         ---------------------------------------------------------------

     The Shares of common stock to which this Schedule relates are held in investment advisory accounts of Heartlands Advisors, Inc. As a result, various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities. No such account is known to have such an interest relating to more than 5% of the class.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the
         ----------------------------------------------------------------------
Security Being Reported on by the Parent Holding Company.
--------------------------------------------------------

     Not Applicable.

Item 8.  Identification and Classification of Members of the Group.
         ---------------------------------------------------------

     Not Applicable.

Item 9.  Notice of Dissolution of a Group.
         --------------------------------

     Not Applicable.

Item 10. Certification
         -------------

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATE:     January 20,2000

          HEARTLAND ADVISORS, INC.

          By:   PATRICK J. RETZER
                 Patrick J. Retzer
                 Senior Vice President